UNITED STATES OF AMERICA
         BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.



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         In the Matter of               :

     Entergy Louisiana, Inc.            :    CERTIFICATE PURSUANT

         File No. 70-8771               :         TO RULE 24

  Public Utility Holding Company        :

           Act of 1935                  :
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          This is to certify that, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, the transactions proposed by Entergy Louisiana, Inc. (the "Company") in the Application-Declaration in the above-referenced file, as amended, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 14, 1997 (Release No. 35-26645). Such proposed transactions, as carried out, are hereinafter referred to as the "Refunding". The closing date for the Refunding was July 17, 1997 (the "Closing Date").


Background

          In 1989, the Company caused the issuance and sale of Waterford 3 Secured Lease Obligation Bonds, 10.67% Series A, B and C due 2005 and Waterford 3 Secured Lease Obligation Bonds, 10.30% Series A, B and C due 2017 (collectively, the "Original Bonds"). The purpose of the Refunding was to refund the Original Bonds on the Closing Date. On the Closing Date, the aggregate outstanding principal amount of the Original Bonds was $299,219,000.00. In order to call the Original Bonds on the Closing Date, the Company was obligated to cause the payment to the holders of the Original Bonds of such principal amount plus an aggregate call premium of $13,525,555.30. Such principal and premium totalled $312,744,000.30.


The Refunding

          On the Closing Date, the Company caused W3A Funding Corporation to issue and sell $307,632,000 aggregate principal amount of Waterford 3 Secured Lease Obligations Bonds, 8.09% Series due 2017 (the "New Bonds"). The proceeds from the sale of the New Bonds were $307,632,000. Such proceeds, together with an equity investment by ESSL 2, Inc. (the "Owner Participant") of $5,112,555.30, were used to refund the Original Bonds. In connection with the Refunding, the Owner Participant paid underwriting commissions of $2,691,780 and paid or will pay estimated expenses of $500,000. The Company paid or will pay estimated expenses of $360,000.


Exhibits

          Incorporated herein by reference as indicated are the following documents:

                         A-3(a)    Execution form of
                    Supplemental Indenture No. 2 to
                    Lease Indenture No. 1 (attached to
                    Refunding Agreement No. 1, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 2 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         A-3(b)    Execution form of
                    Supplemental Indenture No. 2 to
                    Lease Indenture No. 2 (attached to
                    Refunding Agreement No. 2, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 3 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         A-3(c)    Execution form of
                    Supplemental Indenture No. 2 to
                    Lease Indenture No. 3 (attached to
                    Refunding Agreement No. 3, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 4 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         A-4       Execution form of
                    Collateral Trust Indenture (identical
                    copies attached to each of Refunding
                    Agreement Nos. 1, 2 and 3, each dated as of June 27, 1997, with such Refunding Agreements filed as Exhibits 2, 3 and 4, respectively, to Current Report on Form 8-K, dated July 14, 1997, in File No. 1-
                    8474).

                         A-5       Execution form of
                    Supplemental Indenture No. 1 to
                    Collateral Trust Indenture (identical
                    copies attached to each of Refunding
                    Agreement Nos. 1, 2 and 3, each dated as of June 27, 1997, with such Refunding Agreements filed as Exhibits 2, 3 and 4, respectively, to Current Report on Form 8-K, dated July 14, 1997, in File No. 1-
                    8474).

                         B-2(a)    Execution form of
                    Amendment No. 1 to Participation
                    Agreement No. 1 (attached to
                    Refunding Agreement No. 1, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 2 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-2(b)    Execution form of
                    Amendment No. 1 to Participation
                    Agreement No. 2 (attached to
                    Refunding Agreement No. 2, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 3 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-2(b)    Execution form of
                    Amendment No. 1 to Participation
                    Agreement No. 3 (attached to
                    Refunding Agreement No. 3, dated as
                    of June 27, 1997, with such
                    Refunding Agreement filed as
                    Exhibit 4 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-4(a)    Execution form of
                    Lease Supplement No. 1 to Facility
                    Lease No. 1 (attached to Refunding
                    Agreement No. 1, dated as of June
                    27, 1997, with such Refunding
                    Agreement filed as Exhibit 2 to
                    Current Report on Form 8-K, dated
                    July 14, 1997, in File No. 1-8474).

                         B-4(b)    Execution form of
                    Lease Supplement No. 1 to Facility
                    Lease No. 2 (attached to Refunding
                    Agreement No. 2, dated as of June
                    27, 1997, with such Refunding
                    Agreement filed as Exhibit 3 to
                    Current Report on Form 8-K, dated
                    July 14, 1997, in File No. 1-8474).

                         B-4(b)    Execution form of
                    Lease Supplement No. 1 to Facility
                    Lease No. 3 (attached to Refunding
                    Agreement No. 3, dated as of June
                    27, 1997, with such Refunding
                    Agreement filed as Exhibit 4 to
                    Current Report on Form 8-K, dated
                    July 14, 1997, in File No. 1-8474).

                         B-6       Conformed copy of
                    Underwriting Agreement (filed as
                    Exhibit 1 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-7(a)    Conformed copy of
                    Refunding Agreement No. 1 (filed as
                    Exhibit 2 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-7(b)    Conformed copy of
                    Refunding Agreement No. 2 (filed as
                    Exhibit 3 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-7(c)    Conformed copy of
                    Refunding Agreement No. 3 (filed as
                    Exhibit 4 to Current Report on Form
                    8-K, dated July 14, 1997, in File
                    No. 1-8474).

                         B-8(a)    Execution form of
                    Amendment No. 1 to Tax
                    Indemnification Agreement No. 1
                    (attached to Refunding Agreement
                    No. 1, dated as of June 27, 1997,
                    with such Refunding Agreement filed
                    as Exhibit 2 to Current Report on
                    Form 8-K, dated July 14, 1997, in
                    File No. 1-8474).

                         B-8(b)    Execution form of
                    Amendment No. 2 to Tax
                    Indemnification Agreement No. 1
                    (attached to Refunding Agreement
                    No. 1, dated as of June 27, 1997,
                    with such Refunding Agreement filed
                    as Exhibit 3 to Current Report on
                    Form 8-K, dated July 14, 1997, in
                    File No. 1-8474).

                         B-8(c)    Execution form of
                    Amendment No. 3 to Tax
                    Indemnification Agreement No. 1
                    (attached to Refunding Agreement
                    No. 1, dated as of June 27, 1997,
                    with such Refunding Agreement filed
                    as Exhibit 4 to Current Report on
                    Form 8-K, dated July 14, 1997, in
                    File No. 1-8474).


          IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed as of this 28th day of July, 1997.

                              Entergy Louisiana, Inc.




                              By:    /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer